Exhibit 21.1

EXHIBIT 21.1 – LIST OF SUBSIDIARIES

InterSearch Group, Inc. has six wholly-owned subsidiaries.

InterSearch Group, Inc. holds all of the issued and outstanding equity securities of InterSearch Corporate Services, Inc. (formerly Corporate Consulting Services, Inc.), a Nevada corporation.

InterSearch Group, Inc. holds all of the issued and outstanding equity securities of Walnut Ventures, Inc., a Nevada corporation.

InterSearch Group, Inc. holds all of the issued and outstanding equity securities of La Jolla Internet Properties, Inc., a Nevada corporation.

InterSearch Group, Inc. holds all of the issued and outstanding equity securities of Internet Revenue Services, Inc., a Nevada corporation.

InterSearch Group, Inc. holds all of the issued and outstanding equity securities of Overseas Internet Properties, Inc., a Nevada corporation.

InterSearch Group, Inc. holds all of the issued and outstanding equity securities of Dotted Ventures, Inc., a Nevada corporation.